                                                                       EXHIBIT 3

COMPANY PRESS RELEASE

SOURCE: ACS MOTION CONTROL LTD.

ACS MOTION CONTROL REPORTS FIRST QUARTER RESULTS

MIGDAL HA'EMEK, Israel, May 7 /PRNewswire/ - ACS Motion Control Ltd., (Nasdaq:
ACSEF - news), a developer and manufacturer of advanced motion control products, today reports first quarter results.

Revenues for the first quarter of 2008 were $2,200,000, compared to $2,421,000 revenues reported in the first quarter of 2007.

Net loss for the first quarter of 2008 was $(577,000), or $(0.18) per share, compared to $68,000 net income, or $0.02 per share in the first quarter of 2007.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the
Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

Contact: Ze'ev Kirshenboim, Chairman of the Board, ACS Motion Control Ltd.
(972-4-654-6440)

2008, Q1 CONSOLIDATED STATEMENT OF OPERATIONS                   THREE MONTHS ENDED           YEAR ENDED
                                                                     MARCH 31,              DECEMBER 31,
                                                              2008             2007             2007
                                                           ----------       ----------       ----------
                                                                          CONSOLIDATED
                                                           --------------------------------------------
                                                                     U.S. DOLLARS IN THOUSANDS
                                                           --------------------------------------------

Revenues                                                        2,200            2,421            8,868

Cost of revenues                                                1,197            1,156            4,261
Write off - Inventory                                              15               18              400
                                                           ----------       ----------       ----------
GROSS PROFIT                                                      988            1,247            4,207
                                                           ----------       ----------       ----------

RESEARCH AND DEVELOPMENT COSTS
Costs incurred                                                    744              515            2,303
Less-grants received                                             (128)            (107)            (438)
                                                           ----------       ----------       ----------
NET RESEARCH AND DEVELOPMENT COSTS                                616              408            1,865

Selling and marketing expenses                                    538              424            1,659
General and administrative expenses                               500              395            1,565
                                                           ----------       ----------       ----------
TOTAL OPERATING COSTS                                           1,654            1,227            5,089
                                                           ----------       ----------       ----------

OPERATING INCOME (LOSS)                                          (666)              20             (882)

Financing  income, net                                             49               56              287
Impairment of investment in other company                           -                -             (169)
                                                           ----------       ----------       ----------
INCOME (LOSS) BEFORE TAXES ON INCOME                             (617)              76             (764)

Income taxes                                                       40               (8)              79
                                                           ----------       ----------       ----------

NET INCOME (LOSS)                                                (577)              68             (685)
                                                           ==========       ==========       ==========

Earnings (loss) per share in U.S. Dollars
Basic net earnings (loss) per share                             (0.18)            0.02            (0.21)
                                                           ==========       ==========       ==========

Weighted average number of shares used in computation
of earnings (loss) per share
Basic - in thousands                                            3,281            3,268            3,277
                                                           ==========       ==========       ==========

2008, Q1 CONSOLIDATED BALANCE SHEET                                                 MARCH 31,                DECEMBER 31,
                                                                              2008             2007             2007
                                                                           ----------       ----------       ----------
                                                                                          CONSOLIDATED
                                                                           --------------------------------------------
                                                                                    U.S. DOLLARS IN THOUSANDS
                                                                           --------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                       2,087            2,661            3,136
Marketable debt securities                                                      4,600            3,022            4,103
Trade receivables, net                                                          2,002            2,021            1,966
Inventories                                                                     2,858            3,584            2,534
Other accounts receivable                                                         698              640              422
                                                                           ----------       ----------       ----------
TOTAL CURRENT ASSETS                                                           12,245           11,928           12,161
                                                                           ----------       ----------       ----------

LONG-TERM ASSETS
Deferred income taxes                                                             142              110              123
Marketable debt securities                                                        294            1,435              982
Investment in other company                                                       363              845              363
Inventories                                                                       976                -              906
Pre-paid expenses and lease deposits                                               62               61               71
                                                                           ----------       ----------       ----------
                                                                                1,837            2,451            2,445
                                                                           ----------       ----------       ----------

PROPERTY AND EQUIPMENT
Cost                                                                            4,145            3,721            3,951
Less - accumulated depreciation                                                (3,478)          (3,238)          (3,416)
                                                                           ----------       ----------       ----------
                                                                                  667              483              535
                                                                           ----------       ----------       ----------

TOTAL ASSETS                                                                   14,749           14,862           15,141
                                                                           ==========       ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables                                                                  1,782              754            1,569
Other accounts payable and accruals                                             1,015              920            1,104
                                                                           ----------       ----------       ----------
TOTAL CURRENT LIABILITIES                                                       2,797            1,674            2,673
                                                                           ----------       ----------       ----------

ACCRUED SEVERANCE PAY, NET                                                        248              197              198
                                                                           ----------       ----------       ----------

TOTAL LIABILITIES                                                               3,045            1,871            2,871
                                                                           ==========       ==========       ==========

SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
Authorized:- 8,000,000 shares
Issued and Outstanding -  March 31, 2008, March 31, 2007 and December
31, 2007 - 3,280,751                                                               10               10               10
Additional paid-in capital                                                      7,387            7,344            7,376
Retained earnings                                                               4,457            5,787            5,034
Treasury shares - at cost (1 share as of March 31, 2008, March 31,
2007 and December 31, 2007)                                                      (150)            (150)            (150)
                                                                           ----------       ----------       ----------
TOTAL SHAREHOLDERS' EQUITY                                                     11,704           12,991           12,270
                                                                           ----------       ----------       ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     14,749           14,862           15,141
                                                                           ==========       ==========       ==========

Net Tangible Assets                                                            11,704           12,991           12,270
                                                                           ----------       ----------       ----------